UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37403

FLUTTER ENTERTAINMENT PLC *

* Filing made with respect to the Common Shares of The Stars Group Inc. following its acquisition by Flutter Entertainment plc as successor

(Exact name of registrant as specified in its charter)

Belfield Office Park, Beech Hill Road,

Clonskeagh, Dublin 4, D04 V97Z

Ireland

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common shares, no par value

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Stars Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE STARS GROUP INC.

Dated: May 15, 2020	By:	/s/ Divyesh (Dave) Gadhia
	Name:	Divyesh (Dave) Gadhia
	Title:	Director and President